UBS Securities LLC
Robert W. Baird & Co. Incorporated
Janney Montgomery Scott LLC

c/o UBS Securities LLC
299 Park Avenue
New York, NY 10171-0026

December 3, 2004

Re:
Kanbay International, Inc.
Registration Statement on Form S-1
Registration File No. 333-119986

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the "Act"), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form S-1 as filed on October 27, 2004, (ii) Amendment No. 1 to the Registration Statement, and (iii) the Preliminary Prospectus issued November 30, 2004, were distributed during the period November 30, 2004 through 5:00 p.m., Eastern Standard Time, December 2, 2004, as follows:

Registration Statement	Preliminary Prospectus
12 to 3 Underwriters	572 to 343 Underwriters
0 to 0 Dealers
12,000 to 3 Institutions
0 to 0 Others
Total: 12	Total: 12,000

        We were advised on November 29, 2004 by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

        In accordance with Rule 461 of the Act, we hereby join in the request of Kanbay International, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Standard Time on December 7, 2004, or as soon thereafter as practicable.

Very truly yours,
UBS SECURITIES LLC
ROBERT W. BAIRD & CO. INCORPORATED
JANNEY MONTGOMERY SCOTT LLC
Acting severally on behalf of themselves and the several Underwriters
By:	UBS Securities LLC
By:	/s/ DANIEL KLAUSNER
	Name:	Daniel Klausner
	Title:	Executive Director
By:	/s/ ATIF ELLAHIE
	Name:	Atif Ellahie
	Title:	Associate Director